Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS RESUMES RECRUITMENT OF NEW PATIENTS INTO ASLAN004 STUDY

Interim, unblinded data from all 3 dose cohorts in MAD study expected in 4Q 2020

Singapore, 24 August 2020 – ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced the resumption of patient recruitment into its randomised, double-blind, placebo-controlled multiple ascending dose (MAD) study of ASLAN004 in moderate to severe atopic dermatitis.

ASLAN paused recruitment of new patients on 13 April 2020 in line with government restrictions enforced in Singapore to contain the spread of the coronavirus disease (COVID-19). Patients are now being recruited into the second of three dose cohorts at all screening sites in Singapore. To accelerate recruitment, ASLAN is in the process of opening additional study sites in Australia and the US.

ASLAN expects to report interim, unblinded data from all 3 dose cohorts in 4Q 2020.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6751 2021 Email: ASLAN@spurwingcomms.com	Robert Uhl Westwicke Partners Tel: +1 858 356 5932 Email: robert.uhl@westwicke.com

About ASLAN Pharmaceuticals
ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Led by a senior management team with extensive experience in global development and commercialisation, ASLAN has a clinical portfolio comprised of a first in class monoclonal therapy, ASLAN004, that is being developed in atopic dermatitis and other immunology indications, and a small molecule inhibitor targeting oncology. ASLAN’s partners include Almirall, Array BioPharma, Bristol-Myers Squibb, and CSL. For additional information please visit  www.aslanpharma.com.

Forward looking statements

This release and the accompanying financial information, if any, contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s U.S. Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2020. All statements other than statements of historical fact are forward-looking statements.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.